UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended June 30, 2026

Commission file number: 024-12704

NEXTTRIP PRIVILEGE, INC.

(Exact name of Registrant as specified in its charter)

Nevada	39-2608685
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1560 Sawgrass Corporate Parkway, Suite 400

Sunrise, Florida 33323

(Address of principal executive offices)

(954) 526-9688

(Registrant’s telephone number, including area code)

Class A Common Stock, par value $0.001 per share

(Title of each class of securities issued pursuant to Regulation A)

Forward Looking Statements

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “project,” “anticipate,” “intend,” “plan,” “predict,” “probably,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following report have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Except as required by law, we undertake no obligation to update these forward-looking statements.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim financial statements and related notes included in Item 3 of this Semi-annual Report, and with the audited financial statements and notes included in our Annual Report on Form 1-K for the fiscal year ended December 31, 2025. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements.

Overview

NextTrip Privilege, Inc. (the “Company,” “we,” “us,” or “our”) was incorporated under the laws of the State of Nevada on April 7, 2025. We are a travel and lifestyle company that offers membership-based access to discounted travel products, with a primary emphasis on hotels, air travel, alternative lodging, and related travel services. Our platform combines booking technology licensed from NextTrip, Inc. (Nasdaq: NTRP) with dedicated travel advisors and includes a hotel room discount program called “Room Coins,” a digital currency that members may apply against the cost of qualifying bookings.

We remain an early-stage company. Through the six months ended June 30, 2026, our activities continued to focus on corporate formation and capitalization, building out the membership platform, establishing supplier relationships, developing marketing strategies to acquire and retain members, and completing the qualification and launch of our Regulation A offering.

Regulation A Offering

The Securities and Exchange Commission qualified our Regulation A Tier 2 offering of up to 15,000,000 shares of Class A Common Stock at $1.00 per share, for maximum gross proceeds of $15,000,000, on February 13, 2026. Through June 30, 2026, we sold 15,000 shares of Class A Common Stock for gross proceeds of $15,000. Offering costs for the period totaled $1,176. A royalty of $2,765, equal to 20% of net capital raised, became payable to NextTrip, Inc. and is recorded as royalty expense - related party.

On September 14, 2026, our Board of Directors voted to terminate the Regulation A offering. We sold no shares in the offering after June 30, 2026 and will not accept additional subscriptions. The termination does not affect the shares previously sold or our obligations to deliver memberships and Room Coins to the investors who purchased those shares. We will continue to file reports required under Regulation A and intend to file Form 1-Z to suspend those reporting obligations when we become eligible to do so, including after filing our annual report for the fiscal year ending December 31, 2026, provided the other requirements for suspension are met. See “Termination of Regulation A Offering” in Item 2 and Note 6 to the financial statements.

Strategic Alternatives

In connection with the termination of the offering, management is evaluating strategic alternatives for the Company, including a sale of the Company to a third party and the exercise by NextTrip, Inc. of its option to acquire the Class B Common Stock held by NextTrip Group, LLC. No decision has been made with respect to any of these alternatives, and there can be no assurance that any transaction will be agreed or completed. We do not expect to seek financing from sources other than NextTrip, Inc. while this evaluation is ongoing.

Plan of Operations

Our future activities will depend on the outcome of management’s evaluation of strategic alternatives. Pending that outcome, we intend to: (i) maintain, or seek to negotiate a settlement of, the memberships and Room Coins granted to our existing investors; (ii) limit operating expenditures to those necessary to maintain our corporate existence and satisfy our reporting obligations; and (iii) discuss with NextTrip, Inc. the treatment of amounts owed to it under the Licensing and Services Agreement. We do not expect to seek additional financing beyond the support provided by NextTrip, Inc.

Because the Regulation A offering has been terminated, we will not receive the proceeds contemplated by the use of proceeds described in our Form 1-A, and the allocation of proceeds described in that document is no longer applicable.

Employees

As of June 30, 2026, Donald Monaco, William Kerby, and Frank Orzechowski each served in a part-time capacity. We primarily rely on subcontractors and on personnel made available to us by NextTrip, Inc. under the Licensing and Services Agreement. We do not expect to hire additional personnel.

Liquidity and Capital Resources

As of June 30, 2026, we had cash and cash equivalents of $13,642, total assets of $13,642, total liabilities of $431,889, and a working capital deficit of $416,194. By comparison, as of December 31, 2025 we had cash and cash equivalents of $0, total assets of $5,524 (consisting entirely of capitalized website development costs), total liabilities of $272,953 (consisting entirely of amounts due to NextTrip, Inc.), and a working capital deficit of $272,953.

Sources of Liquidity

Our principal sources of liquidity during the six months ended June 30, 2026 were (i) advances from NextTrip, Inc. under the Licensing and Services Agreement and (ii) proceeds from the sale of Class A Common Stock in our Regulation A offering, which was qualified by the Commission on February 13, 2026 and which our Board of Directors voted to terminate on September 14, 2026. Through June 30, 2026, cumulative advances from NextTrip, Inc. totaled $400,237, compared to $272,953 as of December 31, 2025, and gross proceeds received under the Regulation A offering totaled $15,000, as further discussed below.

Advances from NextTrip, Inc. were interest-free through February 28, 2026 and thereafter accrue interest at the rate of 1.5% per month on outstanding balances, subject to minimum payment obligations. Accordingly, interest expense on related-party advances of $21,167 was recognized during the six months ended June 30, 2026, with no comparable expense in the prior-year period.

Regulation A Offering

Through June 30, 2026, we sold 15,000 shares of Class A Common Stock at $1.00 per share to four investors, resulting in gross proceeds of $15,000 and net proceeds of $13,824 after offering costs of $1,176. Of that amount, $2,765 is payable to NextTrip, Inc. as the 20% royalty on net capital raised under the Licensing and Services Agreement, and we recognized $3,377 of investor perk costs in connection with the memberships and Room Coins granted to these investors.

Three of the four investors are related parties. Donald P. Monaco, our President and Chairman, invested $3,000, and two employees of NextTrip, Inc. invested an aggregate of $11,000. Accordingly, $14,000 of the $15,000 raised through June 30, 2026, or approximately 93%, was contributed by related parties. The remaining $1,000 was contributed by an entity whose managing partner is a principal of Icon Capital Group, LLC, the placement agent for the offering. All shares sold in the offering were purchased by these four investors. Each investor subscribed at the same price per share and received investor perks determined under the same formula, based solely on the amount invested. See Note 4 - Related Party Transactions.

Amounts raised under the offering were substantially below the levels contemplated in our use of proceeds and are not sufficient to fund our operations. On September 14, 2026, our Board of Directors voted to terminate the offering. We will receive no further proceeds from the offering, and we do not expect to seek financing from other sources. We are therefore dependent on continued advances from NextTrip, Inc., which is under no obligation to continue funding us and may terminate the Licensing and Services Agreement on 60 days’ written notice for any reason.

Material Commitments

Our material contractual obligations consist primarily of our obligations to NextTrip, Inc. under the Licensing and Services Agreement, including: (i) a 20% royalty fee on all net capital raised, including capital raised in the Regulation A offering; (ii) the cost of the membership fee for each month of membership provided to investors; (iii) reimbursement of incremental expenses paid by NextTrip, Inc. related to an investor’s membership; (iv) repayment of all advances, with interest as described above; and (v) an Administrative Services Fee of $5,000 per month. Pursuant to Amendment No. 1 to the Licensing and Services Agreement, entered into on April 15, 2026, the Administrative Services Fee commences June 1, 2026, the first payment is due on or before July 15, 2026, and the fee increases by 3% per annum on June 1 of each year thereafter. Our obligations in respect of the memberships and Room Coins granted to existing investors continue notwithstanding the termination of the Regulation A offering and extend through 2036. We do not expect to be able to satisfy our payment obligations to NextTrip, Inc. under the Licensing and Services Agreement as they come due. NextTrip, Inc. may terminate the agreement on 60 days’ written notice for any reason, and our failure to pay amounts owed could result in termination of the agreement or in NextTrip, Inc. seeking to enforce its rights against us. We have no material commitments for capital expenditures as of June 30, 2026.

Known Trends in Capital Resources

Following the termination of the Regulation A offering, advances from NextTrip, Inc. are our only source of liquidity, and we do not expect to seek financing from other sources while management’s evaluation of strategic alternatives is ongoing. The cost of related-party capital has increased, as advances that were previously interest-free began accruing interest at 1.5% per month effective March 1, 2026, and the Administrative Services Fee obligation commenced June 1, 2026. There can be no assurance that NextTrip, Inc. will continue to advance funds to us. NextTrip, Inc. may terminate the Licensing and Services Agreement on 60 days’ written notice for any reason.

Going Concern

We have not generated revenue from operations and do not expect to do so until we successfully commence membership sales through our platform. We have incurred net losses since inception and had an accumulated deficit of $432,071 as of June 30, 2026, compared to $267,429 as of December 31, 2025. These conditions raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon continued funding from NextTrip, Inc. Following the termination of the Regulation A offering on September 14, 2026, we have no other source of financing and do not expect to seek one. Management’s plans to address these conditions include limiting operating expenditures, continuing to rely on funding and personnel support from NextTrip, Inc., and evaluating strategic alternatives for the Company as described above. We do not expect to be able to satisfy our payment obligations to NextTrip, Inc. under the Licensing and Services Agreement as they come due. No decision has been made with respect to any strategic alternative, and these plans are not sufficient to alleviate the substantial doubt described above. The interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including structured finance entities, special purpose entities, variable interest entities, or similar arrangements.

Results of Operations

Six Months Ended June 30, 2026 Compared to the Period from April 7, 2025 (Inception) to June 30, 2025

Because the Company was incorporated on April 7, 2025, the comparative prior-year period presented is the period from inception through June 30, 2025 rather than a full six-month period. Comparisons between the two periods are therefore of limited utility.

Revenue

We recognized revenue of $0 for the six months ended June 30, 2026, compared to $0 for the period from inception through June 30, 2025. We recognized no revenue during the fiscal year ended December 31, 2025 and remain in the early stage of commercializing our membership platform. We incurred $0 cost of revenue for the six months ended June 30, 2026, compared to $0 for the period from inception through June 30, 2025.

Operating Expenses

Total operating expenses were $143,475 for the six months ended June 30, 2026, compared to $90,269 for the period from inception through June 30, 2025. The increase of $53,206 was primarily attributable to an increase in sales and marketing expenses of $52,500, an increase in technology expense of $15,071, an increase in impairment loss of $5,524, an increase in investor perk costs of $3,377, an increase in royalty expense of $2,765, and an increase in other operating expenses of $11,432; partially offset by a decrease in professional services of $31,770, a decrease in salaries and benefits of $5,653, and a decrease in general and administrative expenses of $40.

Salaries and benefits expense totaled $0 for the six months ended June 30, 2026, compared to $5,653 for the previous period from inception through June 30, 2025. The decrease was primarily attributable to the completion of the CTS platform implementation, which resulted in no employee wages being allocated to the platform during the current period, as compared to the previous year.

Professional services totaled $45,806 for the six months ended June 30, 2026 as compared to $77,576 for the previous period. The decrease of $31,770 was primarily attributable to (a) decrease in consulting fees for business development services of $18,000, (b) a decrease in contract labor of $16,667, and (c) a decrease in legal fees of $2,103 all in connection with setting up the Regulation A offering; partially offset by an increase in administrative services fees of $5,000.

Marketing and Advertising services totaled $52,500 for the six months ended June 30, 2026 as compared to $0 for the previous period. The increase of $52,500 is primarily attributable to a leads database activation related to investor outreach.

Investor Perk costs - related party increased $3,377 primarily due to investor perks related to room coins and membership fees.

Technology services totaled $22,071 for the six months ended June 30, 2026 as compared to $7,000 for the previous period. The increase of $15,071 was primarily attributable to the timing of a subscription for an insights and engagement platform, which commenced in June 2025 and resulted in additional subscription expense during the six months ended June 30, 2026.

Royalty expenses due to NextTrip, Inc. totaled $2,765 as compared to $0 for the period ending June 30, 2025. Royalty payments commenced in June 2026 and are calculated as 20% of net capital raised due to NextTrip, Inc.

Impairment loss increased by $5,524 and was due to an initial service platform and website that is no longer in service.

Other operating expenses totaled $11,432 for the six months ended June 30, 2026 as compared to $0 for the previous period. The increase of $11,432 is primarily attributable to transfer agent fees associated with the investor platform and Reg A platform management fees.

Other Income (Expense)

Other expense was $21,167 for the six months ended June 30, 2026, consisting primarily of interest on related-party advances, which began accruing at 1.5% per month effective March 1, 2026. There was no other income or expense in the period from inception through June 30, 2025.

Net Loss

Our net loss was $164,642 for the six months ended June 30, 2026, compared to a net loss of $90,269 for the period from inception through June 30, 2025.

Unusual or Infrequent Events.

None

Known Trends and Uncertainties

Our results of operations will depend on the outcome of management’s evaluation of strategic alternatives and on continued funding and personnel support from NextTrip, Inc. Increases in the cost of related-party capital and the commencement of the Administrative Services Fee are each expected to have a continuing material impact on our results of operations. We do not expect to incur further royalty expense, as no additional capital will be raised under the terminated offering.

Item 2. Other Information

Except as set forth below, no information was required to be disclosed in a report on Form 1-U during the semi-annual period ended June 30, 2026 that was not otherwise reported.

Qualification of Regulation A Offering

On February 13, 2026, the Commission qualified the Company’s offering statement on Form 1-A relating to the offer and sale of up to 15,000,000 shares of Class A Common Stock at $1.00 per share.

Amendment to Licensing and Services Agreement

On April 15, 2026, the Company and NextTrip, Inc. entered into Amendment No. 1 to the Licensing and Services Agreement, pursuant to which the commencement of the $5,000 per month Administrative Services Fee was changed to June 1, 2026, the initial payment date was extended to July 15, 2026, and the 3% annual escalation was set to begin on June 1 of each calendar year thereafter.

Termination of Regulation A Offering

On September 14, 2026, the Board of Directors of the Company approved the termination of the Company’s Regulation A offering of Class A Common Stock, which had been qualified by the Commission on February 13, 2026. Prior to termination the Company sold 15,000 shares of Class A Common Stock for gross proceeds of $15,000. The Company will not accept additional subscriptions. The termination does not affect the shares previously issued or the Company’s obligations in respect of the memberships and Room Coins granted to the investors who purchased those shares.

In connection with the termination, management is evaluating strategic alternatives for the Company, including a sale of the Company to a third party and the exercise by NextTrip, Inc. of its option to acquire the Class B Common Stock held by NextTrip Group, LLC. No decision has been made with respect to any of these alternatives.

Other Reportable Events

None

Item 3. Financial Statements

The following interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. They are unaudited and have not been reviewed by an independent accountant. In the opinion of management, all adjustments necessary to present fairly the interim results have been included. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2025.

NEXTTRIP PRIVILEGE, INC.

Balance Sheets

As of June 30, 2026 (Unaudited) and December 31, 2025 (Audited)

	June 30, 2026 (Unaudited)	December 31, 2025 (Audited)
ASSETS
Current Assets:
Cash	$13,642	$-
Prepaid expenses	-	-
Total Current Assets	13,642	-
Intangible assets, net	-	5,524
TOTAL ASSETS	$13,642	$5,524
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Due to related party	$400,237	$272,953
Accrued liability - related party	28,932	-
Investor perk obligations - related party	667	-
Total Current Liabilities	429,836	272,953
Non-current Liabilities:
Investor perk obligations - related party	2,053	-
Total Non-current liabilities	2,053
TOTAL LIABILITIES	431,889	272,953
Shareholders’ Deficit:
Class A Common Stock, $0.001 par value; 250,000,000 shares authorized; 15,000 and 0 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	15	-
Class B Common Stock, $0.001 par value; 100,000,000 shares authorized; 12,500,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025	12,500	12,500
Additional paid-in capital	13,809	-
Subscription receivable	(12,500)	(12,500)
Accumulated deficit	(432,071)	(267,429)
TOTAL SHAREHOLDERS’ DEFICIT	(418,247)	(267,429)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$13,642	$5,524

See accompanying notes to financial statements.

NEXTTRIP PRIVILEGE, INC.

Statements of Operations (Unaudited)

For the Six Months Ended June 30, 2026 and the Period from April 7, 2025 (Inception) to June 30, 2025

	Six Months Ended June 30, 2026	April 7, 2025 (Inception) to June 30, 2025
Revenue:
Revenue	$-	$-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses:
Salaries & benefits	-	5,653
General and administrative	-	40
Professional services	45,806	77,576
Technology	22,071	7,000
Sales and marketing	52,500	-
Investor Perk costs- related party	3,377	-
Royalty expense- related party	2,765	-
Impairment loss	5,524	-
Other operating expenses	11,432	-
Total operating expenses	143,475	90,269
Operating Loss	(143,475)	(90,269)
Other Income (Expense):
Interest expense — related party	(21,167)	-
Total other income (expense)	(21,167)	-
Net loss before provision for income taxes	$(164,642)	$(90,269)
Provision for income taxes	-	-
Net loss	(164,642)	(90,269)
Net loss per common share — basic and diluted	$(0.01)	$(0.04)
Weighted average shares outstanding — basic and diluted	12,501,552	2,500,000

See accompanying notes to financial statements

NEXTTRIP PRIVILEGE, INC.

Statements of Shareholders’ Deficit (Unaudited)

For the Six Months Ended June 30, 2026

	Class A Shares	Class A Par Value	Class B Shares	Class B Par Value	Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Shareholders’ Deficit
Balances, December 31, 2025	-	$-	12,500,000	$12,500	$-	$(12,500)	$(267,429)	$(267,429)
Issuance of Class A Common Stock	15,000	15	-	-	14,985	-	-	15,000
Issuance fees					(1,176)			(1,176)
Net loss	-	-	-	-	-	-	(164,642)	(164,642)
Balances, June 30, 2026	15,000	$15	12,500,000	$12,500	$13,809	$(12,500)	$(432,071)	$(418,247)

For the Period from April 7, 2025 (Inception) to June 30, 2025

	Class A Shares	Class A Par Value	Class B Shares	Class B Par Value	Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Shareholders’ Deficit
Balances, April 7, 2025 (Inception)	-	$-	-	$-	$-	$-	$-	$-
Subscription receivable	-	-	-	-	-	(2,500)	-	(2,500)
Issuance of Class B Common Stock	-	-	2,500,000	2,500	-	-	-	2,500
Net loss	-	-	-	-	-	-	(90,269)	(90,269)
Balances, June 30, 2025	-	$-	2,500,000	$2,500	$-	$(2,500)	$(90,269)	$(90,269)

See accompanying notes to financial statements

NEXTTRIP PRIVILEGE, INC.

Statements of Cash Flows (Unaudited)

For the Six Months Ended June 30, 2026 and the Period from April 7, 2025 (Inception) to June 30, 2025

	Six Months Ended June 30, 2026	April 7, 2025 (Inception) to June 30, 2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(164,642)	$(90,269)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash Expenses:
Impairment of intangible asset	5,524	-
Changes in assets and liabilities:
Accounts Payable	-	7,000
Accounts payable- related party	127,284	88,793
Accrued expenses- related party	28,932	-
Perk obligations- related party	667	-
Non current - perk obligations- related party	2,053
Net cash used in operating activities	(182)	5,524
CASH FLOWS FROM INVESTING ACTIVITIES
Website development costs	-	(5,524)
Net cash used in investing activities	-	(5,524)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of Class A Common Stock	15,000	-
Issuance fees	(1,176)	-
Net cash provided by financing activities	$13,824	$-
NET INCREASE IN CASH	$13,642	-
Cash at beginning of period	$-	$-
Cash at end of period	$13,642	$-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest	$-	$-
Cash paid during the period for income taxes	$-	$-
SUPPLEMENTAL NON-CASH DISCLOSURE
Shares issued for a subscription receivable	$12,500	$2,500

See accompanying notes to financial statements

NEXTTRIP PRIVILEGE, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2026

NOTE 1 - Business Description and Going Concern

NextTrip Privilege, Inc., formerly JOURNY, Inc., (the “Company”) was incorporated on April 7, 2025, and the corporate office is located at 1560 Sawgrass Corporate Parkway, Suite 400, Sunrise, Florida 33323.

The Company sells memberships to a travel network that provides discounted travel products to its members with sales originating in the United States, with a primary emphasis on hotels, air, alternative lodging solutions and all-inclusive travel packages. Our product offer includes access to over 1 million hotels in over 400,000 destinations.

Going Concern

As of June 30, 2026 the Company had an accumulated deficit of $432,071, and a working capital deficit of $416,194.

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has not generated revenues and has incurred operating losses since inception, which raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is currently dependent upon funding from NextTrip, Inc. to continue operations. On September 14, 2026, the Company’s Board of Directors voted to terminate the Company’s Regulation A offering, and the Company will therefore receive no further proceeds from that offering. The Company does not expect to seek financing from other sources. NextTrip, Inc. is under no obligation to continue funding the Company and may terminate the Licensing and Services Agreement on 60 days’ written notice for any reason. If the Company is unable to obtain sufficient funding from NextTrip, Inc., it may be unable to continue operations.

In response to these conditions, management is actively taking the following steps to address the going concern:

●	Strategic Alternatives: Following the termination of its Regulation A offering, the Company does not expect to seek additional financing and will rely on advances from NextTrip, Inc. Management is evaluating strategic alternatives for the Company, as described below.
●	Revenue Generation: Management continues to evaluate opportunities to generate membership sales, subject to the outcome of its evaluation of strategic alternatives.
●	Cost Management: The Company continues to monitor and manage its operating expenses, prioritizing expenditures critical to business development while deferring non-essential costs.
●	Related Party Support: NextTrip, Inc. has funded the Company’s operations to date. NextTrip, Inc. is under no contractual obligation to continue to do so and may terminate the Licensing and Services Agreement on 60 days’ written notice for any reason. The Company does not expect to be able to satisfy its payment obligations to NextTrip, Inc. as they come due.

In evaluating whether our plans alleviate the substantial doubt described above, management considered that all capital raised through the offering was contributed by the Company’s President, employees of NextTrip, Inc., and an entity whose managing partner is a principal of the placement agent for the offering, that the offering attracted no capital from investors unconnected to the Company or its agents at the scale contemplated in the use of proceeds, and that the offering was terminated on September 14, 2026. Management concluded that its plans do not alleviate the substantial doubt described above.

Management’s plans are intended to preserve the Company’s resources and satisfy its obligations while it evaluates strategic alternatives. There is no guarantee that these plans will be successfully executed or that the Company will achieve profitability.

In addition to the foregoing, management is evaluating strategic alternatives for the Company, including a sale of the Company to a third party and the exercise by NextTrip, Inc. of its option to acquire the Class B Common Stock held by NextTrip Group, LLC. No decision has been made with respect to any of these alternatives, and there can be no assurance that any transaction will be agreed or completed. Any of these outcomes could materially affect the Company’s operations and its ability to satisfy its obligations, including the memberships and Room Coins granted to its investors described in Note 2.

Management may also seek to negotiate a settlement of the Company’s obligations in respect of memberships and Room Coins with the investors who received them. No such negotiations have concluded, no agreement has been reached, and no assurance can be given that any settlement will be reached or on what terms. Three of the four holders of these obligations are related parties, as described in Note 4; any settlement with those holders would be a related party transaction. The obligations are recorded at June 30, 2026 at the Company’s cost to settle them, as described in Note 2, and any difference between that amount and a negotiated settlement would be recognized in the period in which the settlement is agreed.

The Company does not expect to be able to satisfy its payment obligations to NextTrip, Inc. under the Licensing and Services Agreement as they come due. At June 30, 2026 amounts owed to NextTrip, Inc. totaled $429,169, consisting of $400,237 of advances and $28,932 of accrued fees and interest, together with perk obligations of $2,720 that are settled by reimbursing NextTrip, Inc. as memberships are delivered and coins are allotted.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements have been prepared by the Company in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States of America. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2026, and for the period from inception to June 30, 2025, have been made.

Loss Per Share – The computation of loss per share is based on the weighted average number of shares outstanding during the period in accordance with ASC Topic No. 260, “Earnings Per Share.” At June 30, 2026 and 2025, the Company had the following common shares underlying these instruments:

	June 30, 2026	June 30, 2025
Class A Common Shares par value $.001	15,000	-
Class B Common Shares par value $.001	12,500,000	2,500,000

Total Underlying Common Shares	12,515,000	2,500,000

The following table shows the amounts used in computing loss per share and the effect on net loss and the weighted average number of shares of dilutive potential common stock for the periods ending June 30, 2026 and 2025:

	Six months ended June 30, 2026	Inception to June 30, 2025
Loss from continuing operations	$(164,642)	$(90,269)

Loss from continuing operations applicable to common stockholders	(164,642)	(90,269)

Net loss applicable to common stockholders	(164,642)	(90,269)

Weighted average number of common shares outstanding used in loss per share during the period (denominator)	12,501,552	2,500,000

Loss per Share	$(0.01)	$(0.04)

Accounting Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

Revenue Recognition – The Company’s revenue is derived primarily from the sales of memberships in a travel network. The Company recognizes revenue in accordance with ASC Topic No. 606. In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that superseded nearly all existing revenue recognition guidance under prior GAAP and replaced it with a principles-based approach for determining revenue recognition. The core principle of the standard is the recognition of revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In general, we determine revenue recognition by: (1) identifying the contract, or contracts, with our customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing revenue when, or as, we satisfy performance obligations by transferring the promised goods or services.

The Company intends to generate revenues from sales directly to customers as well as through other distribution channels.

Investor Perk Program

In connection with its Regulation A offering, which was terminated on September 14, 2026, the Company granted investors in its Class A Common Stock two non-cash inducements: a complimentary membership in the Company’s travel network, and “Room Coins,” a digital unit redeemable for discounts on qualifying hotel bookings. The Company refers to these collectively as the Investor Perk Program (“Perk Program”). Perks were granted as an inducement to invest and were not sold to investors. Because the offering has been terminated, no additional perks will be granted, and the obligations described below relate to the four investors who purchased shares prior to termination.

Accounting framework. An investor’s consideration is an investment in the Company’s equity securities rather than consideration for goods or services. The investor is therefore not a customer with respect to the Perk Program, and the program is outside the scope of ASC 606, Revenue from Contracts with Customers. The Company does not operate the travel booking platform and receives no revenue from bookings made through it by investors. Accordingly, perks are accounted for as a cost of the Company’s investor-inducement program and are recognized as promotional expense, rather than as an allocation of the offering proceeds, a reduction of revenue, or a customer loyalty obligation.

Recognition. A liability and a corresponding expense are recognized in full at the closing of the related investment. At that date the grant becomes unconditional and irrevocable, the investor’s consideration has been received in full, and the Company obtains no further economic benefit from the perks remaining to be delivered. Perk costs are not deferred and recognized over the membership term.

Measurement. Perk obligations are measured at the Company’s cost to settle them, and not at the retail membership rate or the face value of Room Coins represented to investors in the offering circular. Under the Licensing and Services Agreement, the Company reimburses NextTrip, Inc., without markup, for the actual cost NextTrip, Inc. incurs from its third-party platform provider, CTS. Those costs are currently $12.33 per member per month, which includes an allotment of 100 Room Coins, and $0.05 for each additional Room Coin granted. Because these rates reflect CTS’s actual charges rather than fixed contractual amounts, the recorded obligations are estimates. Should the rates change, the Company will remeasure the remaining obligations prospectively as a change in estimate in accordance with ASC 250-10-45-17.

Memberships

Investors receive one year of membership for each $1,000 invested, to a maximum of ten years for an investment of $10,000 or more. As of June 30, 2026, the Company had granted 180 member months to four investors, of which 176 months remained to be delivered. As each month of membership is delivered, the obligation is reduced and a corresponding amount is recorded in amounts due to NextTrip, Inc.; there is no effect on the statements of operations upon release.

Membership activity for the six months ended June 30, 2026 was as follows:

	Member months	Retail value	Carrying value
Balance, January 1, 2026	-	$-	$-
Granted at closing of investments	180	11,700	2,219
Member months delivered	(4)	(260)	(49)
Balance, June 30, 2026	176	$11,440	$2,170

Carrying value reflects the reimbursable cost of $12.33 per member month, which includes an allotment of 100 Room Coins. Retail value reflects the current retail membership rate of $65 per month and is presented for informational purposes only.

Room Coins

Room Coins are granted (i) in an amount matching the investor’s subscription amount, (ii) as an early investor bonus of 2,000 coins for subscriptions closing on or before June 15, 2026, (iii) in an amount equal to 1% of the investment amount, and (iv) at a rate of 100 coins for each month of membership. Coins described in (i) through (iii) are allotted in annual tranches over the membership term and are invoiced separately by CTS; coins described in (iv) are delivered as a component of the monthly membership fee. Room Coins may be applied only against the cost of qualifying hotel bookings, have no cash value, and are not transferable. Coins remain available for redemption for so long as the investor’s membership remains in effect and expire upon expiration of that membership; any coins unredeemed at that date are forfeited. Because membership terms range from one to ten years, the period over which outstanding coins remain redeemable varies by investor.

Because the Company’s cost is incurred when Room Coins are allotted rather than when they are redeemed, redemption activity and expiration do not affect the measurement of the obligation. The Company has accordingly not recognized an estimate of forfeitures for unredeemed or expired coins. Should the arrangement with CTS change such that the Company’s cost is incurred on redemption, the Company would be required to develop an estimate of forfeitures and would apply any resulting change prospectively.

Room Coin activity for the six months ended June 30, 2026 was as follows:

	Coins	Face value	Carrying value
Balance, January 1, 2026	-	$-	$-
Granted:
Investment matching	15,000	15,000	750
Early investor bonus	8,000	8,000	400
1% of investment amount	150	150	8
Monthly membership allotment	18,000	18,000	*
Redeemed	-	-	-
Forfeited or expired	-	-	-
Balance, June 30, 2026	41,150	$41,150	$1,158

* The cost of Room Coins delivered as part of the monthly membership fee is included in the membership obligation and is not additive to the carrying value shown above. Carrying value represents coins invoiced separately by CTS at $0.05 per coin.

Perk Obligations

Activity in perk obligations for the six months ended June 30, 2026 was as follows:

	Memberships	Room Coins	Total
Balance, January 1, 2026	$-	$-	$-
Recognized at closing of investments	2,219	1,158	3,377
Member months delivered and coins allotted	(49)	(608)	(657)
Balance, June 30, 2026	$2,170	$550	$2,720

Perk obligations are classified as current to the extent the Company expects to satisfy them within twelve months of the balance sheet date - for memberships, the member months scheduled for delivery within that period, and for Room Coins, the annual tranches scheduled for allotment. Because each obligation is settled by reimbursing NextTrip, Inc. in the month the related membership month is delivered or the related coins are allotted, the delivery schedule and the payment schedule are the same. At June 30, 2026, perk obligations consisted of the following:

	Current	Non-current	Total
Membership obligation	$567	$1,603	$2,170
Room Coin issuance obligation	100	450	550
Total perk obligations	$667	$2,053	$2,720

The non-current portion relates principally to one investor holding a ten-year membership and one investor holding a three-year membership. Scheduled settlement of perk obligations at June 30, 2026 is as follows:

Period ending December 31,	Memberships	Room Coins	Total
2026 (remainder)	$296	$-	$296
2027	419	100	519
2028	296	100	396
2029	210	50	260
2030	148	50	198
Thereafter	801	250	1,051
Total	$2,170	$550	$2,720

Total investor perk costs recognized during the six months ended June 30, 2026 were $3,377, all of which relate to transactions with NextTrip, Inc. and are presented as investor perk costs - related party in the statements of operations. No perk costs were recognized in the period from inception through June 30, 2025.

Retail and Face Values

The amounts recorded above represent the Company’s cost to settle its obligations. The values represented to investors in the Company’s offering circular are substantially higher. At June 30, 2026, the retail value of the member months remaining to be delivered was approximately $11,440, based on the current retail membership rate of $65 per month, and the face value of Room Coins outstanding was $41,150, representing the aggregate discount that may be applied against qualifying bookings. Together these amounts total approximately $52,590, compared with recorded perk obligations of $2,720. These amounts are presented for informational purposes and are not recorded as liabilities, as they exceed the amounts the Company is obligated to pay to satisfy the underlying obligations.

Platform Dependency and Related Party Considerations

NextTrip, Inc. holds the contract with CTS, the third-party provider that supplies the membership platform and administers Room Coins; the Company is not a party to that contract. The Company’s ability to deliver memberships and to honor Room Coins therefore depends on the continuation of that contract and on CTS’s continued operation. In addition, NextTrip, Inc. may terminate the Licensing and Services Agreement with the Company on 60 days’ written notice for any reason.

The Company’s obligations to its investors are not contingent on either arrangement remaining in place. If the Company were required to provide memberships or honor Room Coins other than through CTS, the cost of doing so could exceed the recorded obligations, potentially by a substantial margin. Management does not consider such an outcome probable at June 30, 2026, and accordingly no additional liability has been recorded. Management is unable to estimate the amount of any such loss or a range of possible loss.

Long-Lived Assets and Impairment

Costs incurred to develop the Company’s website and internal-use software are accounted for in accordance with ASC 350-50, Website Development Costs, and ASC 350-40, Internal-Use Software. Costs incurred during the planning and post-implementation stages are expensed as incurred; costs incurred during the application development stage are capitalized. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the asset beginning when the asset is ready for its intended use.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with ASC 360-10-35. For capitalized website and internal-use software costs, the Company also considers the indicators described in ASC 350-40-35-1, including whether the software is expected to provide substantive service potential, whether a significant change has occurred in the extent or manner in which it is used, and whether a significant change is being made or will be made to the software. Recoverability is assessed by comparing the carrying amount of the asset to the undiscounted cash flows expected to result from its use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is recognized for the amount by which the carrying amount exceeds fair value, determined using the best information available in the circumstances.

During the six months ended June 30, 2026, the Company determined that the initial website and service platform developed during 2025 would not be placed into service due to a change in service provider. Because the asset is no longer expected to provide substantive service potential, the Company concluded that its carrying amount was not recoverable and that its fair value was nil. Accordingly, the Company recognized an impairment loss of $5,524, representing the entire carrying amount of the asset, which is presented as impairment loss in the statements of operations. The asset had not been placed in service and no amortization had been recorded prior to impairment. No impairment losses were recognized in the period from inception through June 30, 2025.

Segment Reporting

We manage the Company as one reportable segment, Membership Sales. The segment information aligns with how the Company’s Chief Operating Decision Maker (“CODM”) reviews and manages our business. The Company’s CODM is the Company’s President.

Financial information and annual operating plans and forecasts are prepared and are reviewed by the CODM. The CODM assesses performance for Membership sales segment and decides how to allocate resources based on revenue and net income that is reported on the Statements of Operations. The Company’s objective in making resource allocation decisions is to optimize the financial results. The accounting policies of our Membership sales segment are the same as those described in the summary of significant accounting policies herein.

For our single reportable segment-level financial information, total assets, and significant non-cash transactions, see the Financial Statements.

NOTE 3 – Intangible Assets

Intangible assets consisted of the following:

	June 30, 2026	December 31, 2025
Website development cost	$5,524	$5,524
Total	5,524	5,524
Accumulated amortization	-	-
Accumulated impairment	(5,524)	-
Intangible assets, net of amortization	$-	$5,524

The Company recorded an impairment loss of $5,524 as of June 30, 2026, and as such did not record any amortization expense for the six months ended June 30, 2026. No amortization expense was recorded for the period from inception to June 30, 2025, as operations had not yet commenced.

NOTE 4 – Related Party Transactions

The following describes our material relationship with NextTrip, Inc. (Nasdaq: NTRP), a public company listed on the Nasdaq Capital Market:

Advance of Funds

NextTrip, Inc. has advanced funds to us to pay administrative expenses required to establish our platform and fund our operations. As of June 30, 2026 and December 31, 2025, NextTrip, Inc. had advanced $400,237 and $272,953, respectively, to us.

Licensing and Services Agreement

Pursuant to the Licensing and Services Agreement, NextTrip, Inc. has agreed to: (a) provide us with personnel to support our operations; (b) license to us the use of the name “NextTrip” as our corporate and business name; (c) grant us a license to use its software in connection with a private-label internet website available to our customers; and (d) continue to fund our operations until we raise sufficient capital to fully cover our operating expenses.

In consideration of the foregoing, we have agreed to pay NextTrip, Inc.: (a) a 20% royalty fee on all net capital raised by us, including pursuant to our Regulation A offering; (b) the cost of the membership fee for each month of membership provided to investors; (c) reimbursement of all incremental expenses paid by NextTrip, Inc. related to an investor’s membership; (d) any revenue received by us from investor bookings on our platform; (e) repayment of all advances with advances being interest-free until February 28, 2026 and thereafter at the rate of 1.5% per month on outstanding balances; and (f) beginning June 1, 2026, an Administrative Services Fee of $5,000 per month, increasing by 3% per annum on June 1 of each year thereafter.

On April 15, 2026, NextTrip Privilege, Inc. and NextTrip, Inc. entered into an amendment to the Licensing and Services Agreement whereby the initial payment date for the Administrative Services Fee was extended from April 15, 2026 to July 15, 2026, and the annual increase of 3% will begin on June 1 of each calendar year thereafter.

Option to Purchase

NextTrip Group, LLC, the controlling shareholder of the Company, has granted NextTrip, Inc. an option to purchase all of its shares of Class B Common Stock. If exercised, NextTrip, Inc. will become the controlling shareholder of the Company.

Investments by Related Parties

Three of the four investors who purchased Class A Common Stock in the Company’s Regulation A offering through June 30, 2026 are related parties. Donald P. Monaco, the Company’s President, Chairman of the Board and a director, purchased 3,000 shares for $3,000. Two employees of NextTrip, Inc. purchased an aggregate of 11,000 shares for $11,000. Together these investors purchased 14,000 of the 15,000 shares of Class A Common Stock sold through June 30, 2026, representing $14,000 of the $15,000 in gross proceeds received.

Each of these investors subscribed at $1.00 per share and received investor perks determined under the same formula, based solely on the amount invested. The remaining investor in the offering, which purchased 1,000 shares for $1,000, is an entity whose managing partner is a principal of Icon Capital Group, LLC, the placement agent for the offering. Investor perks granted to these investors had a recorded cost of $3,078, of which $695 related to Mr. Monaco, out of total investor perk costs of $3,377 recognized during the six months ended June 30, 2026. See Note 2 — Investor Perk Program.

NOTE 5 - Stockholders’ Deficit

Common Stock

The Company has 250,000,000 Class A common shares authorized for issuance and 100,000,000 Class B common shares authorized for issuance pursuant to its amended and restated articles of incorporation, as amended (“Charter”). At June 30, 2026, there were 12,500,000 Class B shares of common stock, par value $0.001 per share, issued and outstanding. The Class A shares have one vote per share, and the Class B shares have forty votes per share. There were 15,000 Class A shares outstanding at June 30, 2026.

NOTE 6 – Subsequent Events

Subsequent events have been evaluated through September 28, 2026 which is the date the financial statements were available to be issued.

Termination of Regulation A Offering

On September 14, 2026, the Company’s Board of Directors voted to terminate the Company’s Regulation A offering of Class A Common Stock. Prior to termination the Company had sold 15,000 shares for gross proceeds of $15,000, and it will accept no additional subscriptions. The termination does not affect the shares previously issued or the Company’s obligations in respect of the memberships and Room Coins granted to those investors, which are described in Note 2. As a result of the termination the Company will receive no further proceeds from the offering, and it does not expect to seek financing from other sources.

Evaluation of Strategic Alternatives

In connection with the termination of the offering, management is evaluating strategic alternatives for the Company, including a sale of the Company to a third party and the exercise by NextTrip, Inc. of its option to acquire the Class B Common Stock held by NextTrip Group, LLC. No decision has been made with respect to any of these alternatives, and there can be no assurance that any transaction will be agreed or completed. The Company’s ability to continue as a going concern is dependent upon continued funding from NextTrip, Inc. pending the outcome of that evaluation, as described in Note 1.

Potential Settlement of Investor Perk Obligations

Management may seek to negotiate a settlement of the Company’s obligations in respect of the memberships and Room Coins granted to its investors. No agreement had been reached as of the date these financial statements were available to be issued, and no assurance can be given that any settlement will be reached or on what terms. Three of the four holders of these obligations are related parties, as described in Note 4. The obligations are recorded at June 30, 2026 at the Company’s cost to settle them; any difference between that amount and a negotiated settlement would be recognized in the period in which the settlement is agreed.

Item 4. Exhibits

The following exhibits are filed with, or incorporated by reference into, this Semiannual Report on Form 1-SA:

Exhibit No.	Description	Filing Status
2.1	Articles of Incorporation	Incorporated by reference to Exhibit 2.1 to the Company’s Form 1-A filed with the SEC on January 16, 2026
2.2	Certificate of Amendment to Articles of Incorporation (name change)	Incorporated by reference to Exhibit 2.2 to the Company’s Form 1-A filed with the SEC on January 16, 2026
2.3	Certificate of Amendment to Articles of Incorporation (voting shares)	Incorporated by reference to Exhibit 2.3 to the Company’s Form 1-A filed with the SEC on January 16, 2026
2.4	Bylaws	Incorporated by reference to Exhibit 2.4 to the Company’s Form 1-A filed with the SEC on January 16, 2026
4.1	Form of Subscription Agreement	Incorporated by reference to Exhibit 4.1 to the Company’s Form 1-A filed with the SEC on January 16, 2026
6.1	Licensing and Services Agreement between NextTrip Privilege, Inc. and NextTrip, Inc.	Incorporated by reference to Exhibit 6.1 to the Company’s Form 1-A filed with the SEC on February 6, 2026
6.2	Amendment No. 1 to the Licensing and Services Agreement between NextTrip Privilege, Inc. and NextTrip, Inc., dated April 15, 2026	Incorporated by reference to Exhibit 6.2 to the Company’s Form 1-K filed with the SEC on April 30, 2026
6.3	NextTrip, Inc. Option Agreement to Acquire NextTrip Group, LLC’s Class B Shares	Incorporated by reference to Exhibit 6.2 to the Company’s Form 1-A filed with the SEC on February 6, 2026
8.1	Escrow Agreement (EnCore Bank)	Incorporated by reference to Exhibit 8.1 to the Company’s Form 1-A filed with the SEC on February 6, 2026

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NextTrip Privilege, Inc.

By:	/s/ Donald P. Monaco
Name:	Donald P. Monaco
Title:	President (Principal Executive Officer)
Date:	September 28, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Donald P. Monaco
Name:	Donald Monaco
Title:	President, Director and Chairman of the Board (Principal Executive Officer)
Date:	September 28, 2026

By:	/s/ Frank Orzechowski
Name:	Frank Orzechowski
Title:	Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)
Date:	September 28, 2026

By:	/s/ William Kerby
Name:	William Kerby
Title:	Vice President and Director
Date:	September 28, 2026

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